

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

<u>Via E-mail</u>
James A. Fleming
Chief Financial Officer
Columbia Property Trust, Inc.
One Glenlake Parkway, Suite 1200
Atlanta, GA 30328

   Re: Columbia Property Trust, Inc.
      Form 10-K for the fiscal year ended December 31, 2014
      Filed February 12, 2015
      File No. 1-36113

      Form 10-Q for the quarterly period ended March 31, 2015
      Filed April 30, 2015
      File No. 1-36113

Dear Mr. Fleming:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2014</u>

<u>General</u>

1. We note you jointly filed a Form S-3ASR with Columbia Property Trust Operating Partnership, L.P. ("Columbia LP") on September 15, 2014, and, on March 10, 2015, you jointly filed a 424B with Columbia LP relating to senior notes. We further note the disclosure in Note 15 of your financial statements. Please tell us how you considered (i) whether Columbia LP is an Exchange Act reporting company, (ii) whether it was required to be an Exchange Act reporting company at the time the Form S-3ASR was filed and (iii) whether it is has satisfied its reporting obligations.

Item 2. Properties

Property Statistics, page 14

2.   In future Exchange Act periodic reports, please revise to provide disclosure, here or in MD&A, regarding the relationship of rental rates on leases that expired in the reporting period and the rental rates on renewals or new leases on the same space. In addition, please disclose the relationship between rents on leases scheduled to expire in the current period and current market rents for the expiring space.

3.   Please also supplement your disclosure in future Exchange Act periodic reports to discuss leasing costs, including tenant improvement costs and leasing commissions, for both renewals and new leases on a per square foot basis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.   Please tell us the amount, if any, of internal costs you capitalize to deferred leasing costs and real estate assets for all periods presented. If material, please confirm for us that you will disclose this information within future periodic filings and discuss any significant fluctuations in such capitalized internal costs within your MD&A.

Overview, page 22

5.   In future Exchange Act periodic reports, please revise to provide net operating income as well as same store net operating income or advise.

Results of Operations

Comparison of the Year Ended December 31, 2014 to 2013

Continuing Operations, page 25

6.   In future Exchange Act periodic reports, please revise here or elsewhere in MD&A to address period to period changes in net income for the comparable pool and also include disclosure addressing the relative impact of same store occupancy changes and average rent changes on the results.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Intangible Assets and Liabilities Arising from In-Place Leases Where Columbia Property Trust is the Lessor

7.   With respect to your below-market lease intangibles, please tell us how you considered any fixed rate renewal options in your estimate of the remaining term of the underlying leases and your basis for your determination. Your response should address, but not necessarily be limited to, whether or not you use a threshold in your evaluation. To the extent you use thresholds, please tell us how you concluded that these thresholds are appropriate and tell us the potential impact to your financial statements if you were to conclude that all below market fixed rate renewal options would be exercised.

Schedule III, page S-1

8.   Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes of your real estate assets.

Form 10-Q for the quarterly period ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

9.   We note you have multiple factors that impact your results of operations for several line items. In future periodic filings, please confirm that you will separately quantify the impact from each factor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James A. Fleming
Columbia Property Trust, Inc.
June 23, 2015
Page 4

      You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Jennifer Gowetski, Special Counsel, at (202) 551-3401 with any other questions.

      Sincerely,

      /s/ Jennifer Monick

      Jennifer Monick
      Staff Accountant